Mail Stop 3561

November 14, 2006

Via Fax & U.S. Mail

Stephen A. Lightstone
Chief Financial Officer
Premium Standard Farms, Inc.
805 Pennsylvania, Suite 200
Kansas City, MO 64105

> **Re: Premium Standard Farms, Inc.**
> **Form 10-K for the year ended March 25, 2006**
> **Filed May 31, 2006**
> **Form 10-Q for the quarter ended September 23, 2006**
> **Filed November 2, 2006**
> **File No. 000-51347**

Dear Mr. Lightstone:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended March 25, 2006

Derivative instruments and hedging activities, page F-10

1.   Please tell us and explain in the notes to your financial statements and MD&A in future filings the changes in facts or circumstances that resulted in gains related to lean hog future contracts aggregating $5,344,000 and $24,274,000 during the fiscal years ended March 27, 2004 and March 25, 2006 and a loss aggregating $5,909,000 during the fiscal year ended March 26, 2005.

Form 10-Q for the quarter ended September 23, 2006
Management's Discussion and Analysis, page 14
Results of Operations, page F-17
13 Weeks Ended September 23, 2006 Compared to the 13 Weeks Ended September 24, 2005

2.   We note that following a jury verdict against the Company on September 22, 2006, you settled with six plaintiffs involved in the case of Steven Adwell, et al., for a sum of $4.5 million. We also note that you disclose in Note 10 that you recorded $7.4 million for the settlement and other odor nuisance cases outstanding. In this regard, please explain to us the reasons why you believed that no accrual was necessary for such cases until the actual jury verdict and settlement had occurred during the quarter ended September 22, 2006 and tell us why you believe your current accrual is adequate in light of the fact that (1) there are still 29 plaintiffs remaining in the Steven Adwell, et al case and 24 plaintiffs remaining in the Michael Adwell, et al case and (2) damages involving 6 of the plaintiffs was for $750,000 each. Your response should address how your accounting treatment for the legal settlement complies with the guidance under SFAS No. 5. You may also refer to the speech given by Scott Taub on December 6, 2004 which can be found at our website www.sec.gov.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Stephen A. Lightstone
Premium Standard Farms, Inc.
November 14, 2006
Page 3

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief